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                           June 14, 2023

       Brian McFadden
       Chief Executive Officer
       Eightco Holdings Inc.
       200 9th Avenue North, Suite 220
       Safety Harbor, Florida 34695

                                                        Re: Eightco Holdings
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 2, 2023
                                                            File No. 333-272397

       Dear Brian McFadden:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Arzonetti at (202) 551-8819 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Rick Werner